Exhibit 99.1

PRESS RELEASE Regulated information 16 May 2023 – 8 am CET

EURONAV ANNOUNCES GOVERNANCE CHANGE

ANTWERP, Belgium, 16 May 2023 – The Supervisory Board of Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces the departure of its CEO Hugo De Stoop with immediate effect by mutual agreement and the majority of the Supervisory Board supported this decision. The Supervisory Board wishes to thank Hugo De Stoop for his contribution to Euronav over the past two decades and its development into a world-class leading tanker company. In order to organise a smooth leadership transition, Hugo will be available to the company as a senior advisor until the appointment of a permanent successor.

In the interest of the company and its stakeholders CFO Lieve Logghe has agreed to take over as interim CEO to oversee the continuity of Euronav operations. Lieve, who has driven substantial improvement across the financial structure of Euronav since joining the group in 2020, will also continue in her role as CFO.

Hugo De Stoop said: “I am grateful to have spent close to 20 years helping to build a great company and supporting talented people in doing so. With a new Supervisory Board and strong representation from the two core shareholders, now is an appropriate time for Euronav to open a new chapter in its development.”

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Contact:

Brian Gallagher – Head of IR Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Annual General Meeting: 17 May 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with a further one under construction), 22 Suezmaxes (with a further five under construction) and 2 FSO vessels.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward-looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in

PRESS RELEASE Regulated information 16 May 2023 – 8 am CET

connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “would”, “will”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.